Exhibit 1

0016

Paul R. Hejmanowski (SBN #94)

Charles H. McCrea, Jr. (SBN #104)

LIONEL SAWYER & COLLINS

1700 Bank of America Plaza

300 South Fourth Street

Las Vegas, Nevada 89101

Telephone: (702) 383-8888

Facsimile: (702) 383-8845

Gidon M. Caine (Pro Hac Vice Pending)

ALSTON & BIRD LLP

275 Middlefield Road, Suite 150

Menlo Park, California 94025

Telephone: 650-838-2000

Facsimile: 650-838-2001

Attorneys for Petitioner

KAZUO OKADA

DISTRICT COURT

CLARK COUNTY, NEVADA

KAZUO OKADA, an individual, Petitioner, -against- WYNN RESORTS, LIMITED, a Nevada corporation, Respondent.	CASE NO. DEPT. NO. PETITION FOR A WRIT OF MANDAMUS [ARBITRATION EXEMPTION CLAIMED: PETITION SEEKS INJUNCTIVE RELIEF] [BUSINESS COURT REQUESTED: NRS CHAPTER 78]

COMES NOW Petitioner KAZUO OKADA (“Mr. Okada”), by and through his counsel LIONEL SAWYER & COLLINS and ALSTON & BIRD LLP, against Respondent Wynn Resorts, Limited (“Wynn Resorts” or the “Company”), and pursuant to Nev. Rev. Stat. § 34.150 et seq. respectfully petitions the Court for a writ of mandamus compelling Respondent to produce certain books and records. This verified Petition is made and based on the facts set forth below and the Affidavit of Charles H. McCrea, Jr. and Memorandum of Law filed herewith:

PETITION FOR WRIT OF MANDAMUS, Page 1 of 9

NATURE OF THE ACTION

1. This action arises because Wynn Resorts has refused Mr. Okada access to the books and records of the Company. As a Director of Wynn Resorts (indeed, one who indirectly owns 19.66 percent of the Company), Mr. Okada has an irrefutable right to review the books and records of the Company. Yet, despite several written demands, Wynn Resorts insists on keeping its books and records hidden from its Director’s scrutiny. This action seeks an order that Mr. Okada and his attorneys be permitted to inspect the Company’s books and records.

2. In October 2000, Mr. Okada caused Aruze USA, Inc. (“Aruze USA”), a Nevada company he indirectly controls, to invest $260 million in the predecessor organization to Wynn Resorts in Las Vegas, Nevada.

3. In April 2002, Aruze USA invested a further $120 million in the predecessor organization to Wynn Resorts at the request of Stephen A. Wynn, the Company’s Chairman and Chief Executive Officer (“Mr. Wynn”), including $30 million because Mr. Wynn said that the Company needed help to advance the Company’s development of a casino project in the Macau Special Administrative Region of the People’s Republic of China.

4. As a Director of the Company, Mr. Okada has the right and obligation to be informed concerning the Company’s business so that he may ensure that it is being managed properly for the benefit of all of its shareholders. Recent events, including the Company’s July 2011 pledge of HK$1 billion to the University of Macau Development Foundation (to which Mr. Okada formally objected), have led Mr. Okada to seek to exercise his right as a Director to review the books and records of the Company. In particular, on November 2, Mr. Okada sought information regarding: (a) the Company’s HK$1 billion ($135 million) donation to the University of Macau, (b) the use of the $30 million Aruze USA invested in Wynn Resorts in April 2002, and (c) the 2010 Amendment to the Stockholders Agreement among Mr. Okada, Mr. Wynn, and Elaine Wynn (Mr. Wynn’s ex-wife).

5. Mr. Okada’s request was denied. Not only was the request summarily denied but, shockingly, Wynn Resorts asked for evidence that the $30 million investment had even occurred. Aruze USA immediately provided such evidence, and the Company then

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acknowledged receipt of the $30 million and the subsequent $90 million invested by Aruze USA. Nevertheless, the Company still denied access to any records showing how the funds were used. Thus, on November 29, 2011, Mr. Okada sought inspection with regard to the full $120 million invested by Aruze USA in April 2002 (which was ostensibly to be used in relation to the Macau resort). In response, Wynn Resorts has continued to deny Mr. Okada’s requests to inspect its books and records and there has been no explanation for how the $120 million was actually spent.

6. This action seeks an order that Mr. Okada and his attorneys be permitted to inspect the Company’s books and records.

PARTIES, JURISDICTION AND VENUE

7. Petitioner Kazuo Okada is a resident of Hong Kong and citizen of Japan. In 1969, Mr. Okada founded Universal Lease Co. Ltd., which is now known as Universal Entertainment Corporation (“Universal”), and is its majority owner and Chairman. Mr. Okada is a Director, President, Secretary, and Treasurer of Aruze USA, Inc., a wholly-owned subsidiary of Universal. Aruze USA owns 24,549,222 shares of Wynn Resorts, or 19.66 percent of the outstanding shares of the Company. Mr. Okada has been found suitable by the Nevada Gaming Commission as a stockholder and as a controlling stockholder of Universal Entertainment Corporation.

8. Mr. Okada has served as a member of Wynn Resorts’ Board of Directors since October 2002. Mr. Okada also serves as a member of the Board of Directors of Wynn Macau, Limited, a majority owned subsidiary of the Company.

9. Respondent Wynn Resorts, Limited is a publicly traded corporation organized and existing under the laws of the State of Nevada with its principal place of business in Las Vegas, Nevada. Wynn Resorts trades on NASDAQ under the ticker symbol “WYNN.” Wynn Resorts, together with its subsidiaries, develops, owns, and operates destination casinos and resorts. The Company owns the Wynn Las Vegas casino resort in Las Vegas, Nevada, and the Wynn Macau casino resort located in the Macau Special Administrative Region of the People’s Republic of China.

10. This Court has jurisdiction over this action pursuant to Nevada Constitution, Article 6, § 6.

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11. Venue is proper in this Court pursuant to Nev. Rev. Stat. § 13.040.

GENERAL ALLEGATIONS

12. Petitioner reasserts and realleges Paragraphs 1 through 11 above.

A.	Mr. Okada and Mr. Wynn Create Wynn Resorts

13. Mr. Wynn had a track record of planning and opening casino and resort projects such as the Golden Nugget, the Mirage, Treasure Island, and Bellagio. He lost control of these ventures, however, to MGM. In 2000, Mr. Wynn purchased the former Desert Inn in Las Vegas and tried to develop it. He was having trouble finding investors, until he met Mr. Okada.

14. Mr. Okada first came to know about Mr. Wynn through Universal. At the time, Universal was a distributor of electronic gaming machines in Nevada, and Mr. Wynn was a customer. Universal had developed the first computerized slot machine.

15. In October 2000, Aruze USA invested $260 million for a 50 percent membership interest in Valvino Lamore, LLC (“Valvino Lamore”), Mr. Wynn’s venture to develop the Desert Inn property. In connection with that investment, the parties entered into the Amended and Restated Operating Agreement of Valvino Lamore, LLC (the “Valvino Lamore Operating Agreement”).

16. In 2002, in connection with the development of the Wynn Macau project, Mr. Wynn first asked Mr. Okada for $30 million, supposedly to finance “due diligence,” and then an additional $90 million to fund other elements of the enterprise, for a total of $120 million. Mr. Okada provided this funding through Aruze USA. The document memorializing this investment is the Third Amended and Restated Operating Agreement of Valvino Lamore, LLC (the “Third Amended and Restated Operating Agreement of Valvino Lamore,”) executed by Mr. Wynn, Aruze USA, and Baron Asset Fund. Mr. Okada has never seen an accounting for how any of this money was spent. The Third Amended and Restated Operating Agreement of Valvino Lamore also provided that Mr. Wynn would receive a reimbursement for expenses incurred to develop a property in Macau.

17. In light of recent developments, Mr. Okada has become concerned regarding how Mr. Wynn caused these funds to be used. Mr. Okada’s recent requests to inspect the books and records in order to determine how these monies were used, and for substantiation of the reimbursement to Mr. Wynn, have been repeatedly and summarily denied by the Company.

PETITION FOR WRIT OF MANDAMUS, Page 4 of 9

18. In September 2002, less than two years after Mr. Okada and Mr. Wynn joined forces, the members of Valvino Lamore contributed 100% of their membership interests to Wynn Resorts in exchange for common stock in Wynn Resorts. Valvino Lamore is now a wholly-owned subsidiary of Wynn Resorts. Wynn Resorts now controls the books and records of Valvino Lamore.

19. In conjunction with the transition of Valvino Lamore to Wynn Resorts, Aruze USA, Mr. Wynn, and Baron Asset Fund entered into a stockholders agreement (“2002 Stockholders Agreement”).

20. On October 25, 2002, Wynn Resorts went public on the NASDAQ at $13 per share. After the initial public offering, and other subsequent dilution, Mr. Okada and Mr. Wynn each owned approximately twenty percent of the common stock.

B.	Mr. Wynn Loses A Significant Portion Of His Stake in Wynn Resorts

21. In March 2009, Mr. Wynn and his wife filed for divorce in Las Vegas. In a January 6, 2010 filing with the Securities and Exchange Commission, they reported that 11,076,708 shares previously held as community property were transferred to Ms. Wynn, leaving Mr. Wynn with an equal number of shares. Meanwhile, Aruze USA held 24,549,222 shares, or more than double what Mr. Wynn had.

22. As a result of this transfer to his ex-wife, Mr. Wynn owned approximately nine percent of Wynn Resorts’ outstanding common stock, compared to the almost twenty percent owned by Aruze USA.

23. As Mr. Wynn was losing a significant portion of his shares to his ex-spouse, he procured an amendment to the stockholders agreement (“2010 Amendment”), which, among other things, purports to impose restrictions on the shares of Wynn Resorts owned by Azure USA and Ms. Wynn and confirm the ability to Mr. Wynn to exercise certain rights in respect of such shares.

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C.	Mr. Okada Objects to HK$1 Billion Donation to the University of Macau

24. In May 2011, Wynn Macau pledged to donate HK$1 billion (about $135 million) to the University of Macau Development Foundation. This contribution consists of a $25 million contribution made in May 2011, and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive, for a total of $135 million. Wynn Macau’s gaming concession expires in June 2022. Mr. Okada objected to this donation, which appears to be unprecedented in the annals of that University. Mr. Okada noted in this regard that the University sits on land owned by the government, and there was no discussion regarding whether such a large gift, over such a long period, is an appropriate use of corporate funds.

25. Mr. Okada’s recent requests to inspect the Company’s books and records regarding this donation have been denied by the Company.

D.	Wynn Rebuffs Mr. Okada’s Efforts To Review The Company’s Books and Records

26. On November 2, 2011, Mr. Okada formally requested to inspect Wynn Resorts’ books and records for the purpose of determining the manner in which the $30 million obtained from Aruze USA, on or about April 22, 2002, was spent.

27. Mr. Okada also sought to inspect the books and records of Wynn Resorts for the purpose of determining the details of the HK$1 billion pledge (and partial donation) by Wynn Resorts or its affiliates to the University of Macau, which was made over Mr. Okada’s objection. In this regard, he seeks all electronic and hard copy records referring or relating to the University.

28. Mr. Okada further sought to inspect the books and records of Wynn Resorts for all evidence regarding the negotiation, drafting, and execution of the 2010 Amendment.

29. On November 3, 2011, the Company summarily rejected Mr. Okada’s requests for access to the Company’s books and records.

30. On November 9, the Company sent a letter indicating that it could not locate the $30 million transferred to it by Aruze USA in April 2002. As a result, on November 17, 2011, Mr. Okada wrote to Wynn Resorts, enclosing a bank statement showing the $30

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million withdrawal, and again seeking inspection. On November 28, 2011, Wynn Resorts indicated that they had indeed located the money, and the other $90 million invested in April 2002 by Aruze USA, but refused to provide any accounting or records for how it was spent.

31. On November 29, 2011, Mr. Okada formally asked for inspection regarding how the full $120 million was spent, as well as all books and records regarding the Macau Reimbursement Amount, as that term is used in the Third Amended and Restated Operating Agreement of Valvino Lamore.

32. On December 12, 2011, Mr. Okada formally requested inspection of books and records of Wynn Resorts and its predecessor entities for the years 2000-2002. On December 15, 2011, Wynn Resorts rejected the requested inspection.

33. Mr. Okada’s right as a Director to inspect the books and records of the Company is unqualified. Nevertheless, the Company has steadfastly refused to allow Mr. Okada to review any documents or other records on the matters he has raised, even though he is a Director of the Company, and the indirect owner of 19.66 percent of its shares.

FIRST CLAIM FOR RELIEF

Inspection of the Wynn Resorts Books and Records

(Against Wynn Resorts)

34. Petitioner reasserts and realleges Paragraphs 1 through 33 above as if set forth in full below.

35. Mr. Okada is a Director of Wynn Resorts, and has been so continuously since October 2002.

36. By letters dated November 2, November 17, November 29, and December 12, 2011, Mr. Okada requested inspection of specific categories of the books and records of Wynn Resorts, and other matters which are not the subject of this Petition. The records requested for inspection include:

a.	All books and records related to how the manner in which the $120 million invested by Aruze USA in April 2002 was spent;

b.	All books and records related to a HK$1 billion pledge (and partial donation) by the Company or its affiliates to the University of Macau;

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c.	All books and records regarding the Macau Reimbursement Amount, as that term is used in the Third Amended and Restated Operating Agreement of Valvino Lamore;

d.	Books and records of Wynn Resorts and its predecessor entities for the years 2000 through 2002; and

e.	All evidence regarding negotiation, drafting, and execution of the Amended and Restated Stockholders Agreement dated January 6, 2010 between Mr. Wynn, Ms. Wynn, and Aruze USA, Inc.

37. The November 2, 2011 requests have been summarily denied. The November 17 and November 29, 2011 requests have been met by silence. The December 12, 2011 request has been summarily denied.

WHEREFORE, Petitioner prays for judgment as follows:

A.	A writ of mandamus requiring Wynn Resorts to permit Mr. Okada and his counsel to inspect and make copies of the books and records of the Company;

B.	That Petitioner be awarded his costs and expenses, including reasonable attorneys’ fees incurred herein; and

C.	Any and all such other and further relief as this Court deems just and proper.

Dated: January 11th, 2012

LIONEL SAWYER & COLLINS

By:	/s/ Charles H. McCrea, Jr.
Paul R. Hejmanowski (SBN #94) Charles H. McCrea, Jr. (SBN #104)
1700 Bank of America Plaza 300 South Fourth Street Las Vegas, Nevada 89101 Telephone: 702-383-8888 Fax: 702-383-8845

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ALSTON & BIRD, LLP

Gidon M. Caine (Pro Hac Vice Pending)

275 Middlefield Road

Suite 150

Menlo Park, California 94025

Telephone: 650-838-2000

Facsimile: 650-838-2001

Attorneys for Petitioner

KAZUO OKADA

VERIFCIATION

I, Kazuo Okada, being duly sworn, deposes and says:

I am the Petitioner in the foregoing Petition for a Writ of Mandamus (the “Petition”). I have read a certified Japanese translation of the Petition and know its contents. The Petition is true to my knowledge. The basis of my knowledge is my personal involvement in the matters described, review of documents, discussions with employees of Universal Entertainment Corp. and Aruze USA, and the investigation of my counsel.

/s/ Kazuo Okada*
KAZUO OKADA

Sworn to me this

day of January, 2012

/s/ *
Notary Public

*	Mr. Okada is not fluent in English. Accordingly, this Petition, including the Verification, was translated into Japanese. A certified copy of the translation, including the signed and notarized Verification, is attached hereto.

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